Filed Pursuant to Rule 424(b)(3)
Registration No. 333-190983

STRATEGIC STORAGE TRUST II, INC.

SUPPLEMENT NO. 2 DATED OCTOBER 23, 2015

TO THE PROSPECTUS DATED SEPTEMBER 28, 2015

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust II, Inc. dated September 28, 2015 and Supplement No. 1 dated October 5, 2015. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our public offering;

•	our fourth quarter of 2015 Class T distribution declaration; and

•	an update to the “Where You Can Find More Information” section of our prospectus.

Status of Our Offering

We commenced the initial public offering of shares of our common stock on January 10, 2014. On May 23, 2014, we reached the minimum offering amount of $1.5 million in sales of shares and commenced operations. As of October 20, 2015, we have received gross offering proceeds of approximately $84.8 million from the sale of approximately 8.5 million Class A shares in our offering. As of October 20, 2015, no Class T shares have been sold in our offering. As of October 20, 2015, approximately $1.01 billion in shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan.

Fourth Quarter 2015 Class T Distribution Declaration

On October 21, 2015, our board of directors declared distributions in the amount of $0.00164383561 per day per share (equivalent to an annualized distribution rate of 6.34% assuming the Class T share was purchased for $9.47) on the outstanding Class T shares payable to stockholders of record at the close of business on each day during the period from October 21, 2015 through December 31, 2015. Such distributions payable to each stockholder of record during a month will be paid on such date of the following month as our Chief Executive Officer may determine.

As previously disclosed, on September 2, 2015, our board of directors declared distributions with respect to our Class A common stock in the amount of $0.00164383561 per day per share (equivalent to an annualized distribution rate of 6.00% assuming the Class A share was purchased for $10.00) on the outstanding Class A shares payable to stockholders of record at the close of business on each day during the period from October 1, 2015 through December 31, 2015. Such distributions payable to each stockholder of record during a month will be paid on such date of the following month as our Chief Executive Officer may determine.

Where You Can Find More Information

The following is added to the “Where You Can Find More Information” section of our prospectus:

•	Current Report on Form 8-K filed on October 23, 2015.

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